Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. Launches Plans to Advance Clinical Development of a Vaccine Candidate Against COVID-19

Dartmouth, Nova Scotia, March 18, 2020 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company (the “Company” or “IMV”), today announced that it is advancing the clinical development of a DPX-based vaccine candidate against COVID-19. Vaccines against infectious disease have been a core part of IMV’s heritage across its DPX platform technology.

The goal of this development program will be to establish the clinical safety and immunogenicity of a vaccine candidate based on the Company’s DPX delivery technology and incorporating peptides targeting novel epitopes from the coronavirus strain. The Company believes that this peptide-based approach, combined with the portability of the DPX platform, offers the potential for accelerated development and rapid, large-scale production of a vaccine.

The Company intends to develop its vaccine candidate DPX-COVID-19 in collaboration with lead investigators for the phase 1 clinical study: Joanne Langley, M.D. and Scott Halperin, M.D., of the Canadian Center for Vaccinology (CCfV) at Dalhousie University, the Izaak Walton Killam Health Center and the Nova Scotia Health Authority and the Canadian Immunization Research Network (CIRN); along with Dr. Gary Kobinger, Ph.D., Director of the Research Centre on Infectious Diseases at the University Laval in Quebec City and Global Urgent and Advanced Research and Development (GUARD) in Canada. The investigators will assist with preclinical and clinical evaluation and with further development strategy in collaboration with the Canadian government and others.

“As lead investigator on the Phase 1 study of DPX-RSV (Respiratory Syncytial Virus), I witnessed the unique potential of IMV’s epitope-based vaccine approach. I was particularly impressed by the persistence of immunogenicity at one year in an older adult population, suggesting that it is possible with this type of approach, to create an immune response that lasts for an extended period of time” said Dr. Langley. “I believe this collaboration creates the possibility of an accelerated path to clinical development of a vaccine to prevent COVID-19, and underscores the importance of public-private partnerships to tackle this epidemic.”

“We appreciate the urgent need to find solutions to the growing pandemic. Across our many clinical studies, we have observed DPX technology to elicit a robust immune response with a sustained effect, including in sensitive populations. We believe this technology offers a meaningful solution as a potential vaccine, especially in older adults and those with pre-existing conditions who are most at risk to this virus and generally more difficult to vaccinate effectively,” said Frederic Ors, Chief Executive Officer of the Company. “Additionally, we are pleased to be collaborating on this project with Dr. Langley, Dr. Halperin and Dr. Kobinger, who are leading voices in immunization and infectious disease and share our commitment to public health.”

Third-party research in related coronaviruses has identified the benefit of humoral and cellular (B and T cell) immune responses for protection and resolution of infection, and the Company believes the body of data it has produced to date supports its DPX platform for peptide-based induction of B cells and T cells. The Company is now designing a vaccine candidate against COVID-19 based on third-party immunological studies of SARS-CoV and third-party sequencing data available for SARS-CoV-2 with the goal of selecting potentially immunogenic epitopes within the virus that induce neutralizing antibody responses and protective T cell responses.

Through the Company’s other clinical studies, the Company believes its DPX technology has demonstrated a favorable safety profile and immunogenicity in both cancer and infectious disease settings, with sustained effect and potential for single-dose effectiveness as a prophylactic vaccine. Over 200 patients have been dosed with DPX-based immunotherapies and data from these studies suggest treatment is well-tolerated, including in heavily pre-treated cancer patients with advanced-stage disease. The Company has also applied this technology for the prevention of respiratory syncytial virus (RSV), the second-leading cause of respiratory illness in infants, the elderly and the immunosuppressed. The Company reported its Phase 1 data1 from its clinical candidate, DPX-RSV, which demonstrated a favorable safety profile and immunogenicity in older adults (age 50-64), as well as preclinical data from research-stage candidates aimed at other infectious diseases, including malaria and anthrax.

About the DPX Platform

DPX is the Company’s proprietary lipid-based delivery platform with no aqueous component in the final formulation. The DPX platform can be formulated with peptide antigens. Its unique “no release” mechanism of action allows antigen presenting cells (APCs) to be attracted to the injection site, facilitating a robust and sustained immune response within lymph nodes. Fully synthetic, easy to manufacture; each product is stored in dry form and reconstituted in lipids for injection, providing an extended shelf life and simple handling and administration in the clinic. More details about the DPX mechanism of action here: https://imv-inc.com/platform.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform (DPX). This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as in a combination therapy in multiple clinical studies with Merck’s Keytruda®. Connect at www.imv-inc.com.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is

1: Langley et Al, 2019, Journal of Infectious Diseases

forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s intention to develop a DPX-based vaccine candidate against COVID-19, the Company’s belief that the DPX-based platform creates the opportunity for accelerated development and rapid, large-scale production of a COVID-19 vaccine, the Company’s belief in the potential efficacy of its DPX-based vaccine against COVID-19, the Company’s belief in the benefits of the third-party research and studies in related coronavirus and SARS studies and third-party sequencing data and their applicability to the Company’s DPX platform and a DPX platform related vaccine and the Company’s anticipated results from its DPX cancer and infectious disease studies. Such statements should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks and uncertainties affecting the Company and its products. The Company assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, the Company’s ability to develop a DPX-based vaccine candidate against the COVID-19 through the successful and timely completion of clinical trials and studies, the receipt of all regulatory approvals by the Company to commence and then continue clinical studies, and, if successful, the commercialization of its proposed vaccine candidate related to COVID-19, the Company’s ability to raise sufficient capital to fund such clinical trials and studies and the production of any COVID-19 vaccine, the ultimate applicability of any third-party research and studies in related coronavirus and SARS studies and sequencing, the Company’s ability to enter into agreements with the proposed lead investigators to assist in the clinical development on its vaccine candidate related to COVID-19, the Company’s ability to collaborate with governmental authorities with respect to such clinical development, the coverage and applicability of the Company’s intellectual property rights to any vaccine candidate related to COVID-19, the ability of the Company to manufacture any vaccine candidate related to COVID-19 rapidly and at scale and other risks detailed from time to time in the Company’s ongoing filings and in its annual information form filed with the Canadian regulatory authorities on SEDAR as www.sedar.com and with the United States Securities and Exchange Commission on EDGAR at www.sec/edgar. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Company’s continuous disclosure documents which are available on SEDAR and on EDGAR.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819 ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Delphine Davan, Director, Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com